Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 31, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harmony Merger Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 26, 2014
File No. 333-197330

Dear Mr. Mancuso:

On behalf of Harmony Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 11, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Liquidation if no Business Combination, page 55

1.	Please reconcile your disclosure here, on page F-7 and in the last paragraph of your response 25 of your letter to us dated September 8, 2014 with regard to the amount that shareholders will receive in the event of liquidation.

We have revised the disclosure on page F-7 of the Registration Statement to reconcile the above-referenced disclosure as requested.

Securities and Exchange Commission

December 31, 2014

2.	We note your disclosure in the last paragraph on page 56 that you will seek waivers to claims in the trust account. Please tell us where exhibit 1.1 includes the waiver.

We wish to advise the Staff that the underwriters have not agreed to waive their rights to the funds held in the Company’s trust account for any indemnification claims provided under the underwriting agreement. We have revised the disclosure on page 58 of the Registration Statement to clarify the foregoing.

Principal Stockholders, page 72

3.	From your response to prior comment 15 and your revision in this section, it is unclear the extent to which each stockholder (1) has committed to purchase in the unregistered offering and (2) will forfeit the shares mentioned in footnote 2 to the table. Please file the final, complete subscription agreement and revise your disclosure for clarity.

We have filed the final, complete subscription agreements as requested with Amendment No. 4 and revised the disclosure for clarity accordingly.

Redeemable Warrants, page 80

4.	Given your response to prior comment 4 that there are no differences between the terms of the warrants that you are offering in the registered and unregistered offerings, please revise your description of the warrants to remove the implication that you will have multiple classes. For example, we note your reference to “private warrants” and “public warrants.” Instead, your prospectus, including the disclosure in this section, should describe the terms of the one class of warrants that you will be issuing. In an appropriate separately captioned section of your document, you should disclose the agreements that you have made or will make with specific groups of investors that require you to treat the warrants they hold in a manner that differs from the warrant terms. However, exhibit 4.4 appears to indicate that you are issuing classes of warrants with different terms, rather than issuing one class of warrants and having a side agreement with specific groups of investors; please ensure that your disclosure is consistent with the governing documents.

We have revised the disclosure in the Registration Statement and the warrant agreement as requested and re-filed such agreement with Amendment No. 4.

Securities and Exchange Commission

December 31, 2014

5.	We note your response to prior comment 14. It appears from section 3.3.5 of the warrant agreement that the warrant agent would be prohibited from effecting exercise only if the warrant is held in the name of the holder that elected to be subject to the ownership limitation; therefore, the warrant holder could acquire indirect beneficial ownership of the underlying shares despite the ownership limitation simply by transferring the warrant into the name of an affiliate. If the beneficial ownership limitation could be avoided by such a transfer, it continues to appear that the limitation clause in the warrant agreement would not have any effect on the holder's beneficial ownership for purposes of Section 13(d) of the Exchange Act, and you should revise your disclosure about the ownership limitation to make this clear.

We wish to advise the Staff that the above-referenced provision is meant to prohibit the warrant agent from effecting exercises of both a warrant holder and its affiliates if such holder has elected to be subject to the ownership limitation. We have revised the disclosure on page 86 of the Registration Statement and Section 3.3.5 of Exhibit 4.6 to clarify the foregoing and re-filed such exhibit with Amendment No. 4.

Exhibits, page II-4

6.	It appears from the exhibit index that you filed the specimen warrant certificate and the financial advisor agreement as exhibits 4.3 and 10.8 to the amendment to your Form S-1. However, you did not file the exhibits. Please file the two exhibits and revise your exhibit index accordingly.

We have filed the two above-referenced exhibits with Amendment No. 4 and revised the exhibit index as requested.

Exhibit 1.1

7.	The contingency in paragraphs 3.29 and 4.7 of exhibit 1.1 appears to create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to that contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4. Also, please note that the inclusion of an overallotment option is inconsistent with a contingency offering. Please advise or revise as appropriate.

The underwriting agreement that the Company will enter into with Cantor Fitzgerald & Co., as representative of the underwriters in the initial public offering, will be for a firm commitment underwriting. Pursuant to the underwriting agreement, the underwriters will agree to purchase all of the public units being offered in the initial public offering upon satisfaction of all of the closing conditions. The purchase of the private units will be made in a private placement separate and apart from the firm commitment underwriting relating to the initial public offering. The Company acknowledges that one of the conditions to closing of the underwriting agreement will be consummation of the private placement, but notes that this condition does not detract from the “firmness” of the underwriters’ commitment. The Company notes that the purchasers are contractually obligated to deliver the purchase price for the private units to Graubard Miller, the Company’s counsel, to hold in escrow prior to the execution of the underwriting agreement (and in fact have already done so), and that the only condition to closing the private placements is consummation of the public offering. Graubard Miller, at the closing of the initial public offering, will deposit the funds for the private units into the trust account. Following the execution of the underwriting agreement, the purchasers of the private units will not have the ability to prevent the funds from being transferred into the trust account. Since the underwriters will not have the ability to influence or impact the satisfaction of this closing condition, their commitment should be considered firm.

Securities and Exchange Commission

December 31, 2014

We respectfully advise the Staff that the exact same underwriting structure was specifically addressed and approved by the Staff in Quartet Merger Corp. (SEC File No. 333-191129) and HF2 Financial Management Inc. (SEC File No. 333-186264) and later again approved in DT Asia Investments Limited (SEC File No. 333-197187) and Garnero Group Acquisition Company (SEC File No. 333-196117).

Exhibit 5.1

8.	We note that this exhibit is limited to “applicable statutory provisions of Delaware corporate law;” however, we also note that exhibit 4.4 indicates that the warrants are “governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.” Please file an opinion that addresses the law of the jurisdiction governing the warrant.

We have revised the legal opinion as requested and re-filed it with Amendment No. 4.

Exhibit 10.6

9.	Please address prior comment 11 as it applies to the first bullet point on page 3 of this exhibit.

We have revised the above-referenced bullet of each commitment letter as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Mr. Eric S. Rosenfeld